VIA EDGAR

July 27, 2020

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Tim Buchmiller

Christine Torney

Lisa Vanjoske

Re:	AlloVir, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-239698

Dear Mr. Edwards and Mr. Buchmiller,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AlloVir, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Nicole Daley at (617) 570-1354. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Nicole Daley, by facsimile to (617) 507-5644.

If you have any questions regarding this request, please contact Nicole Daley of Goodwin Procter LLP at (617) 570-1354.

Sincerely,

ALLOVIR, INC.

/s/ David Hallal
David Hallal
Chief Executive Officer

cc:	Mitchell S. Bloom, Esq., Goodwin Procter LLP

Danielle Lauzon, Esq., Goodwin Procter LLP

Nicole Daley, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]